                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Aames Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00253A 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800

                                    Copy to :

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                     September 24, 1999 and October 27, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 2 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Specialty Finance Partners
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              122,090,734
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                122,090,734
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            122,090,734
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            79.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 3 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              122,090,734(1)
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                122,090,734(1)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            122,090,734
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            79.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      1(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------

(1)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 4 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Private Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              122,090,734(2)
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                122,090,734(2)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            122,090,734
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            79.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      1(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------

(2)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 5 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Equifin Capital Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              122,090,734(3)
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                122,090,734(3)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            122,090,734
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            79.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      1(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------

(3)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 6 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              122,090,734(4)
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                122,090,734(4)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            122,090,734
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            79.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------

(4) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 7 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              122,090,734(5)
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                122,090,734(5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            122,090,734
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            79.72%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------


(5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 8 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,250,000
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              -0-
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,250,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,250,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 3 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Management, LLC, Specialty Finance Partners, Capital Z Financial Services Private Fund II, L.P., and Equifin Capital Partners, Ltd. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on December 23, 1998, as amended February 19, 1999 and August 11, 1999. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby amended by adding the before the last paragraph thereof:

     All purchases of Preferred Stock of the Company (as defined in Item 4) pursuant to the Preferred Stock Purchase Agreement, as amended, as described more fully in Item 4 below were made with funds representing capital contributions from Capital Z, Cap Z Private Fund and Equifin.

Item 4. Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended by adding before the last paragraph thereof the following:

     On September 24, 1999 the Recapitalization was consummated pursuant to which all of the outstanding shares of Series B Convertible Preferred Stock and Series C Convertible Preferred

Stock of the Company (the "Preferred Stock") were split 1,000-for-1.

     On September 10, 1999 the Rights Offering was consummated. On October 27, 1999, pursuant to its standby commitment with respect to the Rights Offering, SFP purchased 20,840,734 shares of Series C Preferred Stock of the Company for $1.00 per share (the "Standby Commitment Purchase").

     As a result of the completion of these transactions, SFP holds Preferred Stock representing 79.72% of the combined voting power of the Company (including 1,250,000 shares relating to the Warrant).

     Item 5. Interest in Securities of the Issuer.

     Item 5(a) and (b) of Schedule 13D is hereby amended and restated in its entirety by substituting the following in lieu thereof:

     (a) SFP

     As a result of the Recapitalization and the Standby Commitment Purchase, SFP has the right to acquire pursuant to Rule 13d-3 of the Exchange Act, and may be deemed to be the beneficial owner of, 122,090,734 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,063,820 shares of Common Stock outstanding (as represented by the Company to the Reporting

Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 79.72% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock).

     CAPITAL Z

     In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 122,090,734 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,063,820 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 79.72% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

     CAPITAL Z PRIVATE FUND

     In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 122,090,734 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,063,820 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 79.72% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

     EQUIFIN

     In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 122,090,734 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,063,820 shares of Common Stock outstanding as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 79.72% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

     CAP Z L.P.

     In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 122,090,734 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,063,820 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 79.72% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

     CAP Z LTD.

     In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 122,090,734 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,063,820 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 79.72% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

     CAP Z MANAGEMENT

     Capital Z Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,250,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,063,820 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 0.008% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

(b)

     SFP

          1. Sole power to vote or to direct           -0-
             the vote

          2. Shared power to vote or to direct     122,090,734
             the vote

          3. Sole power to dispose or to direct        -0-
             the disposition

          4. Shared power to dispose of or to      122,090,734
             direct the disposition


     CAPITAL Z

          1. Sole power to vote or to direct           -0-
             the vote

          2. Shared power to vote or to direct     122,090,734
             the vote

          3. Sole power to dispose or to direct        -0-
             the disposition

          4. Shared power to dispose of or to      122,090,734
             direct the disposition

     CAP Z PRIVATE FUND

          1. Sole power to vote or to direct           -0-
             the vote

          2. Shared power to vote or to direct     122,090,734
             the vote

          3. Sole power to dispose or to direct        -0-
             the disposition

          4. Shared power to dispose of or to      122,090,734
             direct the disposition


     EQUIFIN

          1. Sole power to vote or to direct           -0-
             the vote

          2. Shared power to vote or to direct     122,090,734
             the vote

          3. Sole power to dispose or to direct        -0-
             the disposition

          4. Shared power to dispose of or to      122,090,734
             direct the disposition


     CAP Z L.P.

          1. Sole power to vote or to direct           -0-
             the vote

          2. Shared power to vote or to direct     122,090,734
             the vote

          3. Sole power to dispose or to direct        -0-
             the disposition

          4. Shared power to dispose of or to      122,090,734
             direct the disposition

     CAP Z LTD.

          1. Sole power to vote or to direct           -0-
             the vote

          2. Shared power to vote or to direct     122,090,734
             the vote

          3. Sole power to dispose or to direct        -0-
             the disposition

          4. Shared power to dispose of or to      122,090,734
             direct the disposition


     CAP Z MANAGEMENT

          1. Sole power to vote or to direct           -0-
             the vote

          2. Shared power to vote or to direct     122,090,734
             the vote

          3. Sole power to dispose or to direct        -0-
             the disposition

          4. Shared power to dispose of or to      122,090,734
             direct the disposition


Item 7. Material to be Filed as Exhibits.

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2000

                    CAPITAL Z FINANCIAL SERVICES
                    FUND II, L.P., a Bermuda limited partnership

                    By: Capital Z Partners, L.P., its General Partner

                    By: Capital Z Partners, Ltd., its General Partner

                    By: /s/ David A. Spuria
                        ------------------------------
                        Name:  David A. Spuria
                        Title: General Counsel


                    CAPITAL Z PARTNERS, L.P.,
                    a Bermuda limited partnership

                    By: Capital Z Partners, Ltd., its General Partner

                    By: /s/ David A. Spuria
                        ------------------------------
                        Name:  David A. Spuria
                        Title: General Counsel


                    CAPITAL Z PARTNERS, LTD.,
                    a Bermuda corporation

                    By: /s/ David A. Spuria
                        ------------------------------
                        Name:  David A. Spuria
                        Title: General Counsel


                    CAPITAL Z MANAGEMENT, LLC,
                    a Delaware limited liability company

                    By: /s/ David A. Spuria
                        ------------------------------
                        Name:  David A. Spuria
                        Title: General Counsel

                    SPECIALTY FINANCE PARTNERS,
                    a Bermuda general partnership

                    By: Capital Z Financial Services Fund II, L.P.,
                        its General Partner

                    By: Capital Z Partners, L.P., its General Partner

                    By: Capital Z Partners, Ltd., its General Partner

                    By: /s/ David A. Spuria
                        ------------------------------
                        Name:  David A. Spuria
                        Title: General Counsel


                    CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P., a Bermuda limited partnership

                    By: Capital Z Partners, L.P., its General Partner

                    By: Capital Z Partners, Ltd., its General Partner

                    By: /s/ David A. Spuria
                        ------------------------------
                        Name:  David A. Spuria
                        Title: General Counsel


                    EQUIFIN CAPITAL PARTNERS, LTD.,
                    a Cayman Islands corporation

                    By: /s/ Mani A. Sadeghi
                        ------------------------------
                        Name:  Mani A. Sadeghi
                        Title: President, Chief Executive
                               Officer and Director